Exhibit 99.3

UK Healthcare Contact Center Accelerates Move to the Cloud
with NICE inContact CXone

CXone selected for elasticity and scalability to handle increased call volume during COVID-19 outbreak

SALT LAKE CITY, May 19, 2020 – NICE inContact, a NICE business (Nasdaq: NICE), today announced that a UK healthcare provider has moved nearly 2,000 contact center agents to work remotely from home using NICE inContact CXone, the world’s leading cloud customer experience platform, in response to increased call volume due to the COVID-19 pandemic. Facilitated in collaboration with partner Unify Communications, the rapid deployment delivers immediate relief to overloaded, outdated on-premise systems with the reliability and scalability of the cloud.

Demonstrating the speed and agility that the cloud offers, NICE inContact CXone was implemented in just days as agents in two contact centers were shifted to work from home, taking triage for all calls related to COVID-19 as well as opening additional lines for other health services. Consolidating with one cloud platform enables the medical management provider to improve service and responsiveness to patients by having all calls handled by one vendor while also safeguarding agents’ health with the ability to productively and effectively work remotely.

“This healthcare provider is leading the charge for dealing with inbound COVID-19 calls and general medical-related issues,” said Paul Jarman, NICE inContact CEO. “This is a mission-critical resource and one that has to deliver robust reliability. We are proud of our ability to rise to the challenge and offer a reliable, agile system that can rapidly scale as call centers work to weather the COVID-19 storm.”

While these lines are currently dedicated to COVID-19-related calls, the UK provider has selected NICE inContact CXone as its full-time solution going forward, recognizing the flexibility of cloud solutions and the importance of contact center business continuity.

Russell Attwood, CEO, Unify Communications said, “Working together with NICE inContact, we were able to get this contact center up and running quickly in the cloud. Getting agents across multiple call centers in one cloud platform is more efficient and more easily managed than disparate systems. Many organizations are now seeing the long-term benefits of the flexibility and scalability provided in the cloud."

For contact centers looking to rapidly move to a remote workforce, NICE inContact recently launched CXone@home, a cloud-native offering designed to enable contact centers to continue delivering great customer service while transitioning their workforces to work from home in 48 hours or less. This solution was also chosen recently by a hospital system in the UK to bolster its business continuity plans.

Companies are increasingly moving to the cloud to support contact centers during this crisis. Analysts predict a sharper uptick of cloud migration this year and beyond in response to the ways the world is changing with COVID-19.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

About Unify Communications
Unify Communications, an international cloud service integrator, provides hosted and true cloud telecommunications and contact centre solutions. A supplier to worldwide organisations, Unify specializes in the implementation and support of true cloud transformation solutions, having built strong relationships with global vendors. Named Managed Service Provider of the Year in the UK Cloud Awards and Reseller of the Year in the National Technology Awards, Unify works tirelessly to deliver exceptional standards of support to their customers. The quality of the solutions they offer, the strength of their partner and customer relationships, and their emphasis on quality service means Unify continues to act as a disruptor within the mid-enterprise space.

Unify Communications can help you to quickly implement flexible remote work policies across the contact centre, whilst maintaining continuity for agents and customers during this crisis. Whether you’re looking to deploy agents in work-from-home environments within 48 hours, or quickly implement flexible work policies across the wider business, Unify Communications can work with you as a trusted advisor to ensure your solutions meet requirements and help your business to stay connected.

Visit our website at www.unifyus.com or contact us on 03330 110 400 or at sales@unifyus.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.